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Exhibit 1

[Farnam Street Partners L.P. Letterhead]


March 13, 2006

Board of Directors
OI Corporation
P.O. Box 9010
151 Graham Road
College Station, Texas 77842-9010

Gentleman,

As a significant shareholder of OI Corporation, we believe OI Corporation's board of directors has failed at capital allocation and disappointingly, given the Company's most recent press release, we do not believe this is likely to change anytime soon. Last week OI Corporation filed an 8-K indicating three of the five board members would be retiring: one by December 31, 2006; one by May, 2007; and one by the 2008 annual meeting. At this point the majority of the board members have announced retirement from the board but still serve as board members. We believe the retiring board members should be replaced as soon as possible.

We believe board members who have significant ownership positions in the company are the best board members for shareholders. To quote Warren Buffett from his 2002 letter to shareholders: "To find new directors, we will look through our shareholders list for people who directly, or in their family, have had large Berkshire holdings -- in the millions of dollars -- for a long time. Individuals making that cut should automatically meet two of our tests, namely that they be interested in Berkshire and shareholder-oriented."

Farnam Street Partners is the second largest shareholder OI Corporation. Our initial 13-D filing on December 9, 2002 expressed our opinion that the board of directors' should authorize and implement a share repurchase program to address the Company's overcapitalized balance sheet and create shareholder value.

During the period 2002 through nine months of 2005 OI Corporation generated $9.2 million from operating activities. During this period the Company did not pay out any dividends or make any significant acquisitions and only made a minimal share repurchase of $143,105 in 2003. It did make one investment of $1,000,000 in Intelligent Ion, Inc which was subsequently acquired and written down by $767,000.

OI Corporation's September 30, 2005 balance sheet states cash and current investments totaled $11.4 million or approximately 36% of the market value of OI Corporation at that time.

Farnam Street Partners invests in companies that generate strong cash flows and OI Corporation accomplishes this. Ultimately, however companies have to reinvest the cash flows or return them to the shareholders. OI Corporation has failed at this during the 2002 through September, 2005 period.

Last week we were disappointed to learn the majority of the board, the individuals making the capital allocation decisions for the shareholders, have announced their retirements although they will continue charting the strategic course of OI Corporation. We believe this sends a clear message that the Board is and will be in a state of future discontinuity given the stated retirement schedules of three out of its five members. The outcome of this discontinuity will most likely mean that the use of the disproportionate cash position held by the company won't and cannot be prudently agreed upon until the new Board is assembled. We believe the new board should be put in place as soon as possible.

We believe shareholders of OI Corporation will be better served by board members that have a significant ownership stake and have nominated Ray Cabillot and Peter Haeg to the board. Farnam Street Partners currently owns 252,880 shares or 8.9% of OI Corporation.


Sincerely,


Farnam Street Partners

Ray Cabillot                        Peter Haeg
General Partner                     General Partner